Exhibit 99.6
Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto welcomes Mongolian Parliament approval of Oyu Tolgoi Investment Agreement
25 August 2009
Rio Tinto has welcomed the Mongolian Parliament’s approval of amendments to four laws that clear the way for the finalisation of the Investment Agreement for the Oyu Tolgoi copper-gold complex in Mongolia’s South Gobi region. Rio Tinto and Ivanhoe Mines Ltd, the development partners for the project, expect to formally sign the agreement with the Government of Mongolia in the near future..
Investment in the Oyu Tolgoi project through its shareholding in Ivanhoe Mines Ltd is consistent with Rio Tinto’s strategy of focusing on large scale, long life, low cost assets. Production is expected to commence as early as 2013 with an approximate five-year ramp-up to full production. Average production capacity of the mine over its lifetime is expected to be 450,000 tonnes of copper per year and 330,000 ounces of gold..
Tom Albanese, chief executive, Rio Tinto said “This is an important milestone in bringing onstream one of the finest undeveloped copper-gold projects in the world. The Investment Agreement is also a landmark for the future development of Mongolia’s resources industry.
“We pledge to develop the mine in accordance with our strict sustainable development criteria. It will bring significant socio-economic benefits for the people of Mongolia, including thousands of jobs at the mine, in the local community and in related industries. We look forward to working with our partner Ivanhoe to making this promise a reality.”
Under the terms of the Investment Agreement, the Government of Mongolia will hold a shareholding of 34 per cent in Ivanhoe Mines Mongolia Inc. Key terms include a stable and operational tax environment in relation to the development and operation of the Oyu Tolgoi Project and certainty as to the term of the investment.
Rio Tinto initially made a US$303 million investment in a 9.95 per cent shareholding in Ivanhoe Mines Ltd in October 2006 under the terms of a Placement Agreement, and at that time agreed to invest US$388 million for a further 9.95 per cent holding at the conclusion of a long term investment agreement with the Mongolian government. Payment of this second tranche is automatically triggered once the conditions precedent to the signed Investment Agreement have been satisfied.
In September 2007, Rio Tinto agreed to provide Ivanhoe with a convertible credit facility of US$350 million for interim financing for the project. This agreement raised both Rio Tinto’s fixed price conversion and warrants from 33.35 per cent up to 42.2 per cent and restrictions on total Ivanhoe share acquisitions from a maximum of 40 per cent under the Placement Agreement to 46.65 per cent.
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About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
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Media Relations, London Christina Mills	Media Relations, Australia Amanda Buckley
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